UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Gerow, Stephen A.

   100 North Riverside Plaza
   Chicago, IL  60606
   USA
2. Issuer Name and Ticker or Trading Symbol
   Morton International, Inc.  (MII)

3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   05/31/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Group Vice President, Coatings
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
                           |5/1/97|J(1)| |2,129             |D  |(1)        |-0-                |      |                           |
          Common Stock     |      |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
   Stock Option (right|$14.40  |5/1/9|J   | |45,000     |D  |7/1/9|6/28/|Common Stock|45,000 |       |-0-         |   |            |
 to buy) (2)          |        |7    |    | |           |   |1    |00   |            |       |       |            |   |            |
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              "       |$18.08  |5/1/9|J   | |18,000     |D  |6/29/|6/27/|"           |18,000 |       |-0-         |   |            |
                  "   |        |7    |    | |           |   |92   |01   |  "         |       |       |            |   |            |
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              "       |$17.71  |5/1/9|J   | |14,850     |D  |6/25/|6/24/|"           |14,850 |       |-0-         |   |            |
                  "   |        |7    |    | |           |   |93   |02   |  "         |       |       |            |   |            |
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              "       |$28.29  |5/1/9|J   | |12,150     |D  |8/29/|8/26/|"           |12,150 |       |-0-         |   |            |
                  "   |        |7    |    | |           |   |94   |03   |  "         |       |       |            |   |            |
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              "       |$29.63  |5/1/9|J   | |12,200     |D  |8/28/|8/25/|"           |12,200 |       |-0-         |   |            |
                  "   |        |7    |    | |           |   |95   |04   |  "         |       |       |            |   |            |
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              "       |$32.00  |5/1/9|J   | |11,400     |D  |8/26/|8/24/|"           |11,400 |       |-0-         |   |            |
                  "   |        |7    |    | |           |   |96   |05   |  "         |       |       |            |   |            |
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              "       |$37.94  |5/1/9|J   | |10,300     |D  |8/25/|8/22/|"           |10,300 |       |-0-         |   |            |
                  "   |        |7    |    | |           |   |97   |06   |  "         |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
     (1)  Exchanged for shares of common stock of Autoliv, Inc. on a 1 for
0.341 basis, pursuant to a merger of
Morton International, Inc. ("Morton") with a subsidiary of Autoliv,
Inc.
     (2) All stock options in Table II were converted to options in (new) Morton International, Inc. ("new Morton") at
adjusted share amounts and exercise prices as a result of a
spinoff
           of new Morton from
Morton.
SIGNATURE OF REPORTING PERSON
/s/ Stephen A. Gerow
DATE
06/10/97